FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August  5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ("the Company") to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related notes 1 to 21, the divisional results on pages 20 to 61, parts of Risk and balance sheet management set out on pages 118 to 171 and parts of Appendix 3 except for those indicated as not reviewed (together "the condensed financial statements").  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland Group plc (continued)

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2011 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
4 August 2011

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 405 to 422 of the 2010 Annual Report & Accounts (the 2010 R&A), however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2010 R&A was approved. In particular, set out in further detail below in the Summary of our Principal Risks and Uncertainties, the Group has identified two additional risks which were not included in the 2010 R&A, namely those arising from the Independent Commission on Banking review and the transfer of a substantial part of the business activities of RBS N.V. to RBS plc.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2010 R&A.

•
RBS or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of RBS's businesses.

•
The Group's ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group's strategic plan and implementation of the State Aid restructuring plan agreed with the EC and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk and may impair the Group's ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The Group's businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. These have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group requires access to sources of liquidity, which have been constrained in recent years, and a failure to access liquidity due to market conditions or otherwise could adversely affect the Group's financial condition. In addition, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

•
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Risk factors (continued)

•	The Group's insurance businesses are subject to inherent risks involving claims on insured events.

•
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•	The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.  In addition, the Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group's operations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

•
As a result of the UK Government's majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including suspending dividends and certain coupon payments, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

•
The Group's participation in the APS is costly and complex and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group's business, capital or tax position, financial condition and results of operations. Any changes to the regulatory treatment of the APS may negatively impact the Group's capital position and any withdrawal from, or termination of, the APS will be costly.

Risk factors (continued)

In addition, the risk faced by the Group as a result of the actual or perceived failure or worsening credit of the Group's counterparties has been exacerbated by an increase in the perceived risk of sovereign default relating to certain EU member states. This has also had a negative impact on capital and credit markets. In particular, the Group has significant exposure to customers and counterparties within the European Union (including the United Kingdom and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods.

The Group is also subject to the following additional risk factors which were not included in the 2010 R&A:

The Independent Commission on Banking is reviewing competition in the UK banking industry and possible structural reforms. The outcomes of this review could have a material adverse effect on the interests of the Group.
The UK Government has appointed an Independent Commission on Banking (the "ICB") to review possible structural measures to reform the banking system in order to promote, amongst other things, stability and competition. The ICB has confirmed it will publish its final report on 12 September 2011. The interim report published on 11 April 2011 (the "Interim Report") set out the ICB's provisional views on possible reforms to improve stability and competition in UK banking and sought responses to those views. Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition. The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences. The Treasury Select Committee (the "TSC") has also recently conducted an examination into competition and choice in the retail banking sector and issued a report on 2 April 2011. According to the UK Government's response to the TSC's report, published on 12 July 2011, the majority of the issues raised by the TSC will be addressed in the ICB's final report. The Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. However, there can be no assurance that the final report will not recommend that additional obligations be imposed upon the Group. The implementation of the recommendations set out in the Interim Report and any further obligations to be imposed upon the Group could negatively affect the Group's structure, results of operations, financial condition and prospects.

The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have an adverse effect on the Group
As part of the restructuring of its businesses, operations and assets, on 19 April 2011, the boards of RBSG, RBS plc, RBS Holdings N.V. and The Royal Bank of Scotland N.V. (RBS N.V.) approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, among other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending on 31 December 2013. A large part of the Proposed Transfers is expected to have taken place by the end of 2012.

Risk factors (continued)

The process for implementing the Proposed Transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each Proposed Transfer may cause a delay in its completion (or result in its non-completion). If any of the Proposed Transfers are delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. and RBS plc. In addition, the FSA may impose additional requirements in relation to RBS plc to the extent that such a delay in implementation (or non-completion) of any of the Proposed Transfers has consequential financial implications for RBS plc (for example increased intra-group large exposures). A delay in implementation of (or any failure to implement) any of the Proposed Transfers may therefore adversely impact RBS N.V.'s and RBS plc's capital and liquidity resources and requirements, with consequential adverse impacts on their funding resources and requirements.

The occurrence of a delay in the implementation of (or any failure to implement) any of the Proposed Transfers may therefore have a material adverse effect on the Group's business, results of operations, financial condition, and could result in a loss of value in any securities issued by the company.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

4 August 2011

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Colin Buchan Sandy Crombie Alison Davis Penny Hughes Joe MacHale John McFarlane Brendan Nelson Sheila Noakes Arthur 'Art' Ryan Philip Scott

Additional information

	30 June 2011	31 March 2011	31 December 2010

Ordinary share price	£0.385	£0.408	£0.391

Number of ordinary shares in issue	59,226m	58,579m	58,458m

Market capitalisation (including B shares)	£42.4bn	£44.7bn	£42.8bn

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2010 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2011 third quarter interim management statement	Friday 4 November 2011

2011 annual results announcement	Thursday 23 February 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary